Exhibit 4.9

LOCK-UP LETTER AGREEMENT

Laidlaw & Company (UK) Ltd.
546 5th Avenue – 3rd Floor
New York, NY 10036

The investors set forth on the signature
pages of the Unit Purchase Agreement,
by and among Relmada Therapeutics, Inc.
and each of the purchasers identified on Exhibit A
attached thereto

Dear Sirs:

The undersigned understands that Relmada Therapeutics, Inc. (“RTI”) intends to enter into a Unit Purchase Agreement, by and among RTI and each of the purchasers identified on Exhibit A attached thereto (the “Agreement”) pursuant to which RTI intends to issue in units of RTI’s securities (the “Units”), with each Unit having a purchase price of $100,000 and consisting of six hundred sixty six thousand six hundred sixty six (666,666) shares of common stock of RTI (“RTI Common Stock”) and two Investor Warrants as follows: (i) an "A" Warrant to purchase six hundred sixty six thousand six hundred sixty six (666,666) shares of RTI Common Stock, exercisable at a price of $0.15 per share for a period of one hundred and twenty (120) days from the date of the final closing of the offering, and (ii) a "B" Warrant to purchase three hundred thirty three thousand three hundred thirty three (333,333) shares of RTI Common Stock, exercisable at a price of $0.225 per share for a period of five (5) years from the date of the final closing.

The undersigned also understands that RTI intends to enter into a Share Exchange Agreement with Camp Nine, Inc., a Nevada corporation (“Pubco”), pursuant to which Pubco will acquire 100% of the issued and outstanding equity securities of RTI, in exchange for the issuance of shares of common stock, par value $0.001 per share, of Pubco (the “ Pubco Common Stock”), which are to be issued to the shareholders of RTI, constituting approximately 80% of the issued and outstanding Pubco Common Stock after such issuance (the “Share Exchange”).  As a result of the Share Exchange, RTI will become the wholly owned subsidiary of Pubco and the former shareholders of RTI will became the controlling shareholders of Pubco.

In consideration of the execution of the Agreement by the purchasers and consummation of the Share Exchange, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that the undersigned will not, directly or indirectly, that following the consummation of the Share exchange, sell or otherwise transfer any shares of Pubco Common Stock or other securities of Pubco owned by such person until (i) the date that is the earlier of twelve (12) months from the closing date of the Share Exchange; or (ii) six (6) months following the effective date of the Registration Statement to be filed in connection with the entering into the Agreement with the purchasers.

In furtherance of the foregoing, Pubco and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if RTI notifies the undersigned that it does not intend to proceed with the Share Exchange or if the Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to the closing of the Share Exchange, then the undersigned will be released from the undersigned’s obligations under this Lock-Up Letter Agreement.

Laidlaw & Company

The undersigned understands that RTI and the investors will proceed with the Agreement and Share Exchange in reliance on this Lock-Up Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

By:_________________________________
Name:
Title:

Dated:_______________________________